Exhibit 21.1

Subsidiaries

1.	American Superconductor Europe GmbH (*) – established in Germany

2.	American Superconductor Singapore PTE. Ltd. (*) – incorporated in Singapore

3.	AMSC Australia Pty Ltd (*) – incorporated in Australia

4.	AMSC Windtec GmbH (*) – incorporated in Austria

5.	AMSC United Kingdom Limited (*) – incorporated in the United Kingdom

6.	ASC Devens LLC (*) – formed in Delaware

7.	ASC Securities Corp. (*) – incorporated in Massachusetts

8.	NST Asset Holding Corporation (*) – incorporated in Delaware

9.	Superconductivity, Inc. (*) – incorporated in Delaware

10.	Suzhou AMSC Super Conductor Co., Ltd. (*) – incorporated in China

*	Wholly owned subsidiary of American Superconductor Corporation